Scrap Connection

Overview	Team & Industry	Competition & Differentiation	Financials	Summary



STRATIFUND RATING

INDUSTRY:	**Industrials**
MINIMUM INVESTMENT:	**$200**
TYPE OF OFFERING:	**Title III Future Equity**

LAST 12 MO. SALES: $5K

VALUATION: $4.5M Valuation Cap

AMOUNT SEEKING: $50K to $100K

COMPANY STAGE: Development

Profile

Scrap Connection is a global platform providing B2B software solutions to companies that buy, sell or broker recyclable materials. The company connects scrap professionals with services including in-depth business and market intelligence, an online marketplace, and end-to-end trade workflow management and finance tools.

Team	●●●●○
Industry	●●●●○
Competition	●●●●○
Differentiation	●●●○○
Financials	●●●●○



Scrap Connection

www.scrapconnection.com

Team
CATEGORY RATING



Has the CEO started and operated a business in the past?	✔	
Do any members of the team have direct experience in this industry?	✔	
Have any members of management worked together in the past?	✔	



RELEVANT EXPERIENCE

NECESSARY SKILLS

BIOS

Chris Yerbey (Founder and CEO): Chris has held his current role for over 5 years. Former CEO and Co-founder of D.Y Indus, an international trading company operating in the recyclable commodities sector. Founded and successfully exited from Everytruckjob.com.

David Kelly (CTO): David has held his current role for over two years. He is the former lead developer and architect for Give.it, a social gifting network. He was also a contract developer for the prior six years working with numerous startups.

Industry
CATEGORY RATING



Are there low barriers to entry in this industry?	✔	
Did the industry grow over 5% in the past 12 months?		✘
Does this industry have international reach?	✔	



MARKET GROWTH

MARKET SIZE

NOTES

According to the Institute of Scrap Metal Recycling Industries, this industry generates more than $105 billion annually in economic activity.

Commodity prices in 2015 and 2016 have fallen considerably for most metals as world demand slowed, depressing scrap metal trading.

The World Steel Association predicted an increase in world steel demand of 0.7 percent in 2016.

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Scrap Connection

Overview	Team & Industry	Competition & Differentiation	Financials	Summary

Competition
CATEGORY RATING



Is the competition level of this industry low?		✗
Is the marketshare of the top 3 competitors less than 50%?	✓	
Is competition categorized as fragmented?	✓	

NOTES

Competitors include brokers such as Scrap Metal Services, DJJ, GLE Scrap Metal, and Sims Metal Management. None of these platforms have an on-line matching service for customers similar to Scrap Connection.

Differentiation
CATEGORY RATING



Does the company have a disruptive product?	✓	
Does the company have pending or current IP?	✓	
Does the company have any key partnerships with supply chain stakeholders that give it a competitive advantage?		✗

NOTES

1,000 new companies joined the platform in the last two years.

Picked for participation in Startup Bootcamp Amsterdam 2012 accelerator program. (Tech Stars Affiliate.)

Launched its latest custom built platform in November 2014 based on 2 years of customer feedback.

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Scrap Connection

Overview	Team & Industry	Competition & Differentiation	Financials	Summary

Financials
CATEGORY RATING



Does the company have a recurring revenue stream or high repeat purchases from customers?	✓	
Is valuation at market levels versus other similar stage equity crowdfunded companies?	✓	
Are the uses of funds going towards growth of the business?	✓	

NOTES

Scrap Connection has sold more than $10 million of scrap metal to date through its marketplace.

The company will charge its users a monthly subscription fee for access to its portal.

The current offering has a $4.5M valuation cap with a 15% discount.

COMMONLY ASKED:

"What will the company use my investment for?"

Business development, product development and hiring of a front end developer.

"Who is currently invested?"

Chris Yerbey: 77%

"What is the company's burn rate?"

For the year ended 12/15, the company had operating expenses of just over $2K. However, for the prior year it had operating expenses of $52K.

"What should I know from the financial statements?"

As of 12/15: Cash of $600; $330K of short term debt (now up to $410K); Retained deficit of $95K; Capital stock of $21K.

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Scrap Connection

Overview	Team & Industry	Competition & Differentiation	Financials	Summary

Stratifund's Summary

Scrap Connection is led by a CEO who has founded, operated and sold a number of businesses in the past, specifically in a similar industry to scrap metal. Additionally, other members of the team have worked with the CEO both at Scrap Connection for over two years and in similar capacities at previous start ups. This team has extensive industry experience and has shown it can work effectively together which should be a positive when considering an investment.

The industry is large but has struggled to grow over the past few years. With the significant decline in commodity prices, the industry has been negatively affected by falling prices for services and demand for metal in general. If these macro economic influences continue, Scrap Connection might find it tough to attract customers.

In a search of the scrap metal trading and brokerage industry, it does not appear as though there are other concepts similar to Scrap Connection which offer services online through a portal. So while competition is high from other more manual and traditional channels, it appears the company's offering is a disruptor if it can create traction. However, note this is an industry which has been operating as it is for decades and has been slow to adopt to new concepts.

From a financial perspective, the company has already failed at a number of other business models in the same industry. It has now shifted its focus to the current business model in the hopes it can create a need from its end users.

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